UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                      THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of March, 2006

                                  PEARSON plc
             (Exact name of registrant as specified in its charter)

                                      N/A

                (Translation of registrant's name into English)

                                   80 Strand
                            London, England WC2R 0RL
                                44-20-7010-2000
                    (Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:




      Form 20-F X                                      Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934




       Yes                                              No X

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        This Report includes the following documents:

1. A press release from Pearson plc announcing Directorate Change



Appointment of David Arculus as a Non-Executive Director of Pearson plc

In accordance with LR 9.6.13, we provide the following information regarding Mr Arculus:-

(1) Details of all directorships held by Mr Arculus in any other publicly quoted companies at any time in the previous five years, indicating whether or not he is still a director:

    Non-executive director of Barclays Bank plc (current)
    Non-executive director of Barclays plc (current)
    Non-executive director of Telefonica SA (current)
    Chairman of O2 plc (until company recently taken over by Telefonica) Director of Severn Trent plc (resigned 31.12.04)

(2) Any unspent convictions in relation to indictable offences:

    None

(3) Details of any receiverships, compulsory liquidations, creditors, voluntary liquidations, administrations, company voluntary arrangements or any composition or arrangement with its creditors generally or any class of its creditors of any company where Mr Arculus was an executive director at the time of, or within 12 months preceding such events:

    None

(4) Details of any compulsory liquidations, administrations or partnership voluntary arrangements of any partnerships where Mr Arculus was a partner at the time of, or within 12 months preceding, such events:

    None

(5) Details of receiverships of any assets of Mr Arculus or of a partnership of which Mr Arculus was a partner at the time of, or within the twelve months preceding, such event:

    None

(6) Details of any public criticisms of Mr Arculus by statutory or regulatory authorities (including designated professional bodies) and whether he has ever been disqualified by a court from acting as a director of a company or from acting in the management or conduct or the affairs of any company:

    None


Appointment of Ken Hydon as a Non-Executive Director of Pearson plc

In accordance with LR 9.6.13, we provide the following information regarding Mr Hydon:-

(1) Details of all directorships held by Mr Hydon in any other publicly quoted companies at any time in the previous five years, indicating whether or not he is still a director:

    Non-executive director of Tesco plc (current)
    Non-executive director of Reckitt Benckiser plc (current)
    Finance director of Vodafone Group plc (resigned 26.07.05)

(2) Any unspent convictions in relation to indictable offences:

    None

(3) Details of any receiverships, compulsory liquidations, creditors, voluntary liquidations, administrations, company voluntary arrangements or any composition or arrangement with its creditors generally or any class of its creditors of any company where Mr Hydon was an executive director at the time of, or within 12 months preceding such events:

    None

(4) Details of any compulsory liquidations, administrations or partnership voluntary arrangements of any partnerships where Mr Hydon was a partner at the time of, or within 12 months preceding, such events:

    None

(5) Details of receiverships of any assets of Mr Hydon or of a partnership of which Mr Hydon was a partner at the time of, or within the twelve months preceding, such event:

    None

(6) Details of any public criticisms of Mr Hydon by statutory or regulatory authorities (including designated professional bodies) and whether he has ever been disqualified by a court from acting as a director of a company or from acting in the management or conduct or the affairs of any company:

    None


                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   PEARSON plc

Date: 7 March, 2006

                             By:   /s/ STEPHEN JONES
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                                   Stephen Jones
                                   Deputy Secretary